Revelation Biosciences, Inc.

4660 La Jolla Village Drive, Suite 100

San Diego, California 92122

July 26, 2024

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Chris Edwards

Re:	Revelation Biosciences, Inc.
Registration Statement on Form S-3
Commission File No. 333-280908

Mr. Edwards:

On behalf of Revelation Biosciences, Inc. (the “Company”), I hereby request that the Commission declare effective the above-captioned registration statement at 5:00pm on July 26, 2024, or as soon thereafter as practicable. Please call or email our counsel, J.P. Galda, with any further questions or comments.

Very truly yours,

Revelation Biosciences, Inc.

/s/ Chester S. Zygmont, III
Chief Financial Officer